UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074404
(CUSIP Number)

Richard Russell
c/o LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, Florida 33606
813-222-8996

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Richard Russell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
196,213 (1)

	8	SHARED VOTING POWER
843,833 (2)

	9	SOLE DISPOSITIVE POWER
196,213 (1)

	10	SHARED DISPOSITIVE POWER
843,833 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,040,046

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.85% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes up to 83,333 shares that may be acquired pursuant to options which vest within 60 days of August 19, 2024 and excludes 83,333 shares that do not vest within 60 days of August 19, 2024.
(2)
Includes up to 843,833 shares that may be acquired upon the exercise of warrants held by an entity in which Mr. Russell has a beneficial interest, and through such interest may be deemed to have shared voting and dispositive power over such shares,

(3)
Based on 2,806,857 shares outstanding, 83,667 shares that may be acquired pursuant to options which are currently exercisable, and 843,833 shares that may be acquired pursuant to the exercise of warrants over which Mr. Russell may be deemed to have shared voting and dispositive power.

The following constitutes the Amendment No. 3 to Schedule 13D filed by the undersigned (the “Amendment”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D, as amended, remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D, as amended.

Item 1.	Security and Issuer.

This Amendment relates to the Common Stock, par value $0.001 per share (the “Shares”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1200 West Platt Street, Suite 100, Tampa, FL 33606.

This Amendment is being filed to report a change in the ownership percentage of Richard Russell as of August 19, 2024, as a result of a change in the number of outstanding Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
As of the date of this Report, Mr. Russell beneficially owns 1,040,046 Shares, which represents approximately 27.85% of the outstanding Shares based on 2,806,857 Shares outstanding, which is the total number of Shares outstanding as of August 19, 2024. Mr. Russell has sole voting and dispositive power over 196,213 Shares and has shared voting and dispositive power over 843,833 Shares. The Shares are comprised of (i) 112,546 Shares held directly (including 9,028 Shares held in the form of restricted shares that are subject to vesting), (ii) 83,667 Shares issuable upon the exercise of outstanding Common Stock options held by Mr. Russell, and (iii) 843,833 Shares that may be acquired pursuant to the exercise of Warrants over which Mr. Russell may be deemed to have shared voting and dispositive power. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(c)	Except as described in this Amendment and Schedule 13D, Mr. Russell has not effected any transaction with respect to the Shares in the past 60 days.
(d)
To the best knowledge of Mr. Russell, Mr. Russell does not have and does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Shares beneficially owned by Mr. Russell.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

/s/ Richard Russell Richard Russell